SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 18)*

                         KETEMA, INC.
                        (Name of Issuer)

                   Common Stock, $1.00 par value
                 (Title of Class of Securities)

                          492653100
                         (CUSIP Number)

                       David P. Steinmann
                            Secretary
              American Securities Partners GP Corp.
                      122 East 42nd Street
                    New York, New York  10168
                         (212) 476-8000
                   ___________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        August 19, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following
box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





          This Amendment No. 18 amends the Schedule 13D dated February 22, 1989, as heretofore amended (the "Schedule 13D"), filed by American Securities BD Co., L.P. (formerly American Securities Partners, L.P.) on behalf of the Reporting Persons identified in Amendment No. 14 thereto in respect of the Common Stock, par value $1.00 per share, of Ketema, Inc., a Delaware corporation. Terms defined in the
Schedule 13D as heretofore amended are used herein with such defined meanings.

Item 3.   Source and Amount of Funds and Other Consideration.
          Item 3 of the Schedule 13D as last amended is hereby further amended by adding thereto the following information:

          As more fully discussed in Item 6 below, on August 19, 1994, Danaher Corporation, a New York Stock Exchange listed company ("Danaher"), exercised an option to purchase (or to cause an affiliate to purchase), prior to the consummation of the proposed merger, a $5 million limited partnership interest in KTM Partners, L.P., a New York limited partnership ("KTM Partners"). KTM Partners is currently the sole stockholder of KTM Holdings Corp. ("KTM Holdings"). The funds provided by Danaher or its affiliate will be contributed by KTM Partners to KTM Holdings and will be used to fund a portion of the merger consideration contemplated by the Merger Agreement. See Item 6 below.

Item 6.   Contracts, Arrangement, Understandings or
          Relationships with respect to Securities of the Issuer.

          Item 6 of the Schedule 13D as last amended is hereby further amended by adding thereto the following information:

          On August 19, 1994, Danaher exercised the option granted to it on June 28, 1994 by American Securities Capital Partners, L.P., acting on behalf of the American Securities Clients, to commit to purchase (or to cause an affiliate of Danaher to purchase) for $5 million in cash a limited partnership interest in KTM Partners, representing not less than a 33 1/3% interest in KTM Partners and indirectly representing approximately 33 1/3% of the total equity in KTM Holdings. Pursuant to the terms of an agreement entered into on August 19, 1994 between Danaher, American Securities Capital Partners, L.P., KTM Partners GP Corp. (the general partner of KTM Partners) and KTM Holdings, if the Merger is consummated, Danaher (or its affiliate) will have the right to designate two directors of KTM Holdings and the right to approve certain corporate activities and transactions of KTM Holdings and Ketema. In the event that, following the Merger, Ketema or KTM Holdings proposes to offer shares of common stock or other equity securities (with certain exceptions) at a time when Danaher (or its affiliate) holds at least a 25% limited partnership interest in KTM Partners, Danaher would have the right to purchase the number of shares of common stock or other equity securities of Ketema or KTM Holdings on the same terms as the other offerees in order to preserve its proportionate interest in Ketema or KTM Holdings. The foregoing summary of the agreement with Danaher is qualified in its entirety by reference to the copy thereof attached hereto as Exhibit (8) and incorporated herein in its entirety by reference.

Item 7.   Material to be filed as Exhibits.

          Item 7 of the Schedule 13D as last amended is hereby further amended by adding thereto the following:
          Exhibit (8) -  Letter Agreement, dated August 19,
                         1994, between American Securities
                         Capital Partners, L.P., KTM Partners GP
                         Corp., KTM Holdings Corp. and Danaher
                         Corporation.





                            SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                         AMERICAN SECURITIES BD CO., L.P.,
                         in its capacity as agent for the
                         Reporting Persons

                         By: AMERICAN SECURITIES PARTNERS
                              GP CORP., its general partner


                              By: /s/ David P. Steinmann
                                 David P. Steinmann, Secretary